

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2025

Vincent Canino
Chief Executive Officer
Capstone Green Energy Holdings, Inc.
16640 Stagg Street
Van Nuys, CA 91406

> **Re: Capstone Green Energy Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2025**
> **File No. 333-292401**

Dear Vincent Canino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology